UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-F

Certification of a Foreign Private Issuer's Termination of Registration of a class of Securities Under Section 12(g) of the Securities Exchange Act of 1934 or its Termination of the Duty to File Reports Under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Stock, CHF 0.10 nominal value per share

American Depositary Shares (each representing one share of ordinary stock, CHF 0.10 nominal value per share)

(Title of each class of securities covered by this form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities) ☒	Rule 12h-6(d) (for successor registrants) ☐

Rule 12h-6(c) (for debt securities) ☐	Rule 12h-6(i) (for prior form 15 filers) ☐

Part I

Item 1:              Exchange Act Reporting History

A.	RELIEF THERAPEUTICS Holding SA ("Relief") first became subject to a duty to file reports under section 13(a) or section 15(d) of the Securities Act of 1934 (the "Exchange Act") when it filed a registration statement on Form 20-F with the Securities and Exchange Commission ("SEC" or "Commission") on July 11, 2022, which registration statement became effective on July 20, 2022 (Registration No. 000-56458).

B.	Relief has filed with the Commission all reports required under Section 13(a) or 15(d) of the Exchange Act in the 12 months preceding the filing of this Form 15F, including at least one (1) annual report under Section 13(a) of the Exchange Act.

Item 2:              Recent United States Market Activity

Relief has never sold securities in the United States pursuant to a registered offering.

Item 3:              Foreign Listing and Primary Trading Market

A.	The primary trading market for Relief's ordinary shares is the SIX Swiss Exchange ("SIX"), located in Zurich, Switzerland. The symbol for its ordinary shares on the SIX is "RLF". The SIX constitutes the primary trading market for Relief's ordinary shares. Relief's ordinary shares are quoted on the over-the-counter market in the United States under the symbol "RLFTF" and its American Depositary Receipts are quoted on the over-the-counter market in the United States under the symbol "RLFTY".

B.	Relief's ordinary shares have been listed on the SIX since 2009. Relief has maintained a listing of its ordinary shares on the SIX for at least the 12 months preceding the filing of this Form 15F.

C.	During the recent 12-month period beginning on November 30, 2023 and ending on November 29, 2024, trading on the SIX constituted 100% of the worldwide trading volume of on-exchange transactions for Relief's ordinary shares.

Item 4.              Comparative Trading Volume Data

Not applicable.

Item 5.              Alternative Record Holder Information

As of December 13, 2024, Relief had 10 record shareholders who were United States residents as defined by section 12(g)5-1 of the Securities Exchange Act of 1934.

Item 6.              Debt Securities

Not applicable.

Item 7.              Notice Requirement

A.	Relief published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on December 13, 2024.

B.	The notice was disseminated in the United States by Relief as Exhibit 99.1 to its Form 6-K filed on December 16, 2024. In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8.              Prior Form 15 Filers

Not applicable.

Part II

Item 9.              Rule 12g3-2(b) Exemption

Current information on Relief will continue to be available on its website at https://relieftherapeutics.com/investor-relations. All such disclosure is in English.

Part III

Item 10.            Exhibits

Exhibit No.	Description

99.1	Notice by way of press release dated December 13, 2024 pursuant to Rule 12h-6(h) under the Exchange Act (incorporated by reference to Exhibit 99.1 to Relief's Form 6-K filed on December 16, 2024.)

Item 11.            Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it to reasonably believe that, at the time of filing of the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, RELIEF THERAPEUTICS Holding SA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, RELIEF THERAPEUTICS Holding SA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or 15(d) of the Exchange Act, or both.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jeremy Meinen

Jeremy Meinen

Chief Financial Officer

Dated: December 17, 2024